

Mail Stop 3561

September 25, 2015

Robert Kump
Director and Chief Corporate Officer
Iberdrola USA, Inc.
Durham Hall, 52 Farm View Drive
New Gloucester, Maine 04260

> **Re: Iberdrola USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 9, 2015**
> **File No. 333-205727**

Dear Mr. Kump:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Unaudited Financial Forecasts Prepared by the Management of UIL, page 94

1.   We note your response to comment 7 and your statement that the range of the projections is "consistent with the last year included in the long-range forecast provided to the UIL board." However, it is not clear that the foregoing statement sufficiently demonstrates that there is a reasonable basis for projections spanning a five-year period. Accordingly, in view of the range of the projections and the nature of the assumptions made (as described beginning on page 95), please provide additional support and analysis as to how you determined that providing projections through 2019 was reasonable and appropriate pursuant to Item 10(b) of Regulation S-K. In addition, please include or tell us why it is appropriate not to include estimates for revenues and earnings per share. Refer to Item 10(b)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA

Executive Overview, page 150

2.   We note your enhanced disclosure throughout this section in response to comment 13 and, specifically, disclosure pertaining to existing rate plans. Please enhance your disclosure by providing a concise summary, possibly in tabular format, of your current price controls and rate plans to address material metrics such as rate base, allowed return on equity, achieved return, and whether additional material plan features are in place (such as revenue decoupling and capital trackers), with a view to enabling investors to more readily evaluate how your existing rate plans and anticipated changes to those plans could affect results of operations, or tell us why you do not think such disclosure would be appropriate or necessary.

Liquidity and Capital Resources,

Liquidity Management, page 169

3.   We note from your response to comment 20 that you do not believe the amount in the cash pooling arrangement constitutes a related party transaction and believe it is appropriate to classify these balances as cash and cash equivalents. We note you are a party to the cash pooling arrangement that's part of a broader Iberdrola S.A. group. Please explain whether you, Iberdrola S.A., or another member of the group has legal title to the cash pooling account(s) included on your balance sheet and how legal title is evidenced. In addition, if other participants in the cash pooling arrangement borrowed from your account balance during the periods presented, tell us how you present such borrowings within your balance sheet and statement of cash flows. Explain to us the process by which participants in the arrangement obtain cash from the pool and, in doing so, clarify if and how those borrowings are tied to individual participant accounts.

Cash Flows, page 171

4.   We note your response to comment 24 and are reissuing our comment to request enhanced disclosure of the sources and uses of operating cash flows. For instance, on page 172 you disclose "the $153 million net change in Iberdrola USA's net operating assets and liabilities during the six months ended June 30, 2015 was primarily attributable to increases in taxes accrued of $21 million and regulatory assets/liabilities of $95 million, offset by decreases in accounts receivable of $91 million, inventories of $73 million, other assets of $93 million, accounts payable of $131 million, and other liabilities of $89 million" without separately qualitatively disclosing the explanation for the increases or decreases.

Unaudited Pro Forma Combined Financial Information

3. Pro Forma Adjustments, page 192

5.   We note from your response to comment 27 that you relied on the guidance in ASC 805-30-30-2 in determining that the fair value of the merger consideration should be based on the market price of UIL's common stock. Since ASC 805-30-30-2 provides guidance when the acquirer and the acquiree exchange equity interests and you are transferring cash and equity, please explain how your reliance on this guidance is appropriate. Also, based on your determination that UIL shareholders would receive a specific 18.5% ownership interest in the combined company and the fair value data included in UIL's Form 8-K filed on February 26, 2015, it appears that you have already performed a separate valuation of Iberdrola USA's equity. If our understanding is correct, please use the fair values derived from such valuation to measure consideration transferred under ASC 805-30-30-7.

6.   We note your response to comment 28. Please specify how you will determine the fair value of your replacement awards in calculating post-combination compensation cost. Quantify for us your current approximation of total post-combination compensation expense related to these awards.

Iberdrola USA Compensation Discussion and Analysis

Annual Incentive, page 239

7.   We note your response to comment 37; however, we are unable to locate where in your revised disclosure you clarified how the board determined, with respect to each named executive officer, the level of achievement of the regulatory developments and capital expenditure goals. Please advise or revise your disclosure accordingly.

Notes to Combined and Consolidated Financial Statements

Note 15. Post-retirement and Similar Obligations, page F-50

8.   We note your response to comment 44 and revised disclosure combining realized and unrealized gains on your Level 3 pension plan assets. Please revise your disclosures to comply with the requirements of ASC 715-20-50-1(d)(iv)(02).

Note 18. Tax equity financing arrangements, page F-61

9.   We note your response to comment 45. Considering you have an option, not an obligation, to repurchase the tax-equity investors' interests and since it is unclear if the investors receive a guaranteed return, please tell us why you apply the financing method

and not the profit-sharing method in accounting for your tax equity financing arrangements under ASC 360-20.

Signatures

10.   Please revise to include the appropriate introductory language for the second signature block. Refer to Item S-4.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lilyanna Peyser for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: John Vetterli, Esq.
        White & Case